                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                                   ENERGY WEST
                       (formerly GREAT FALLS GAS COMPANY)
                     --------------------------------------
                                (Name of Issuer)


                         Common Stock - Par Value $0.15
                     --------------------------------------
                         (Title of Class of Securities)


                                   390 406 106
                      -------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))

                                Page 1 of 6 Pages
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                                                               Page 2 of 6 Pages

                                  SCHEDULE 13G
                                  ------------

CUSIP NO. 390 406 105
          ---------------------------------


1.       NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ian B. Davidson
         ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)   [_]
                                                                   (b)   [X]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                                    5.      SOLE VOTING POWER

               NUMBER OF                    534,465
                SHARES
             BENEFICIALLY          6.       SHARED VOTING POWER
               OWNED BY                     125,377.34 (see Exhibit A)
                 EACH
              REPORTING            7.       SOLE DISPOSITIVE POWER
                PERSON                      534,465
                 WITH
                                   8.       SHARED DISPOSITIVE POWER
                                            125,377.34

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         659,842.34

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [__]
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         27.54% based upon 2,395,091 shares outstanding as of December 31, 1997 (see Item 4)

12.      TYPE OF REPORTING PERSON*

         IN
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                                                               Page 3 of 6 Pages

                                  SCHEDULE 13G
                                  ------------

CUSIP NO. 390 406 106
          ---------------------------------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         D. A. Davidson & Co. (the "Company")
         81-0139474

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)    [_]
                                                                 (b)    [X]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in the State of Montana

                                   5.       SOLE VOTING POWER
               NUMBER OF                    Short (738)
                SHARES
             BENEFICIALLY          6.       SHARED VOTING POWER
               OWNED BY
                 EACH
              REPORTING            7.       SOLE DISPOSITIVE POWER
                PERSON                      Short (738)
                 WITH
                                   8.       SHARED DISPOSITIVE POWER

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Short (738) (see Item 4)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        [__]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0% based upon 2,395,091 shares outstanding as of December 31, 1997 (see Item 4)

12.      TYPE OF REPORTING PERSON*

         BD

                                                               Page 4 of 6 Pages

ITEM 1(a).   Name of Issuer
             --------------

             Energy West (formerly Great Falls Gas Company)

ITEM 1(b).   Address of Issuer's Principal Executive Offices
             -----------------------------------------------

             #1 First Avenue South
             Great Falls, MT  59401

ITEM 2(a).   Name of Person Filing
             ---------------------

             Ian B. Davidson

ITEM 2(b).   Address of Principal Business Office
             ------------------------------------

             8 Third Street North
             P.O. Box 5015
             Great Falls, MT  59403-5015

ITEM 2(c).   Citizenship
             -----------

             United States

ITEM 2(d).   Title of Class of Securities
             ----------------------------

             Common Stock, $0.15 par value

ITEM 2(e)    CUSIP Number
             ------------

             390 406 106

                                                               Page 5 of 6 Pages

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
        --------------

        (a) [ ] Broker or Dealer registered under Section 15 of the Act

        (b) [ ] Bank as defined in section 3(a)(6) of the Act

        (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

        (d) [ ] Investment Company registered under section 8 of the Investment Advisers Act of 1940

        (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

        (g) [ ] Parent Holding Company, in accordance with ss. 240.13d-
                1(b)(ii)(G)

        (h) [X] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership
         ---------

         (a)      Amount Beneficially Owned
                  659,842.34

         (b)      Percent of Class
                  27.54%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)      sole power to vote or to direct the vote
                           534,465

                  (ii) shared power to vote or to direct the vote 125,377 (see Exhibit A)

                  (iii) sole power to dispose or to direct the disposition of 534,465

                  (iv) shared power to dispose or to direct the disposition of 125,377 (see Exhibit A)

ITEM 5.  Ownership of Five Percent or Less of a Class
         --------------------------------------------

                  Not Applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person
         ---------------------------------------------------------------

                  Not Applicable

ITEM 7.  Identification and Classification of the Subsidiary Which Acquired
         ------------------------------------------------------------------
         the Security Being Reported on By the Parent Holding Company
         -------------------------------------------------------------

                  Not Applicable

ITEM 8.  Identification and Classification of Members of the Group
         ---------------------------------------------------------

                  See Exhibit B -
                  Identification and classification of members of the Group

ITEM 9.  Notice of Dissolution of Group
         ------------------------------

                  Not Applicable
                  State filed pursuant to Rule 13d-1(c)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998


                                       /s/  Ian B. Davidson
                                       ----------------------------------------
                                       By:  Ian B. Davidson
                                          -------------------------------------



                                       D. A. DAVIDSON & CO.


                                       /s/  Vincent M. Purpura
                                       ----------------------------------------
                                       By:  Vincent M. Purpura
                                            -----------------------------------
                                       Its: President
                                            -----------------------------------

                                    EXHIBIT A

                                    Ownership

Mr. Davidson and the Company pursuant to Rule 13d-3 of the Act are deemed the beneficial owners of an aggregate of 659,842.3474 shares or approximately 27.54% of the shares outstanding based on 2,395,091 shares stated by Energy West (formerly Great Falls Gas Company) to be outstanding as of December 31, 1997. Mr. Davidson, together with his wife, with whom he owns the shares as joint tenant with rights of survivorship, owns directly and has the sole power to vote and to dispose of 534,165 shares or 22.30% of the total shares outstanding. In addition, Mr. Davidson's three adult children own shares each in their individual capacity (Sydney Maxwell - 26,520, Lauren Descamps - 29,310, and Andrew Davidson - 29,260) and his seven grandchildren have beneficial interests in Trusts which collectively own a total of 38,287.3474 shares.

Mr. Davidson, by filing this amendment, does not admit that he is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of the shares owned by the Company, his three adult children or the Trusts of his grandchildren. The Company, by joining in the filing of this amendment does not admit that it is, for purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of the shares owned by Ian B. Davidson or any shares owned by individuals for whom Mr. Davidson may be deemed to be the beneficial owner.

The Company was short 738 shares as of December 31, 1997. Any ownership position by the Company in the shares is solely as a result of its conduct in the ordinary course of business as a marketmaker.

                                    EXHIBIT B

Members of the Group:

     IAN B. DAVIDSON -- IN: Information previously stated with respect to Mr. Davidson is hereby restated. Mr. Davidson is Chief Executive Officer, a Director, and indirectly the largest shareholder of D. A. Davidson & Co.

     D. A. DAVIDSON & CO. -- BD: D. A. Davidson & Co. is a Montana corporation (the "Company") doing business as a registered broker/dealer with principal offices at 8 Third Street North, Great Falls, Montana 59401. Information relating to executive offices, directors, and persons who may be deemed to be controlling persons of the Company is set forth below.

         Name and Address

         Ian B. Davidson
         D. A. Davidson & Co.
         8 Third Street North
         Great Falls, MT 59401
         Title: Chairman, Chief Executive Officer and Director of D. A. Davidson & Co.

         Vincent M. Purpura
         D. A. Davidson & Co.
         8 Third Street North
         Great Falls, MT 59401
         Title: President, Chief Operating Officer and Director of D. A. Davidson & Co.

         Kreg A. Jones
         D. A. Davidson & Co.
         8 Third Street North
         Great Falls, MT 59401
         Title: Vice President and Chief Operating Officer, Bond Department, of D. A. Davidson & Co.

         Stuart C. Nicholson
         D. A. Davidson & Co.
         8 Third Street North
         Great Falls, MT 59401
         Title: Senior Vice President, Operations, and Director of D. A. Davidson & Co.

         L. Bruce Madsen
         16 Prospect Drive
         Great Falls, MT 59405
         Title:  Vice Chairman and Director of D. A. Davidson & Co.

         Patrick Connors
         D. A. Davidson & Co.
         49 North Main
         Butte, MT 59703
         Title:  Senior Vice President and Director of D. A. Davidson & Co.

         Robert A. Braig
         D. A. Davidson & Co.
         200 First Avenue East
         K-M Building
         Kalispell, MT 59903
         Title:  Senior Vice President and Director of D. A. Davidson & Co.

         Raymond E. Wooldridge
         CEO Southwest Securities Inc.
         1201 Elm Street
         43rd Floor
         Dallas, TX 75270
         Title:  Director of D. A. Davidson & Co.

     All individuals listed above are United States citizens. None of these individuals, except Mr. Davidson, owns securities of Energy West.

     Neither Mr. Davidson nor the Company, by joining in the filing of this amendment, admit that they constitute a group as defined by Section 13(d)(3) of the Act. Mr. Davidson by filing this amendment does not admit that he is , for purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of the shares reported herein as owned by the Company. The Company, by joining in the filing of this amendment, does not admit that it is, for purposes of Section 13(d) of Section 13(g) of the Act, the beneficial owner of the shares owned by Ian B. Davidson or any individuals for whom he may be deemed to be the beneficial owner.